Filed by Twin Ridge Capital Acquisition Corp.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Carbon Revolution Limited

Carbon Revolution Limited Geelong Technology Precinct 75 Pigdons Road Waurn Ponds, 3216 Australia ABN: 96 128 274 653

Carbon Revolution (ASX code: CBR)
Q2 FY23 QUARTERLY ACTIVITIES REPORT & APPENDIX 4C (UNAUDITED)
& UPDATE ON BRIDGE FINANCING

Geelong, Australia, 31 January 2023: Geelong-based advanced manufacturer Carbon Revolution Limited (the “Company”) (ASX:CBR), whose lightweight carbon fibre wheels are used on some of the world’s best and most-sought after cars, provides a business update for the quarter ended 31 December 2022 (Q2 FY23) and an update on bridge financing.

Q2 FY23 Highlights (unaudited)

•
Merger with Twin Ridge Capital Acquisition Corp. (NYSE:TRCA) (“TRCA”) announced on 30 November 2022 is progressing with the Registration Statement on Form F-4 (the “Registration Statement”) to be lodged with the U.S. Securities and Exchange Commission (the “SEC”) as soon as practical once a re-audit process is completed (which requires certainty of bridge funding, as discussed below)

•	$14.1m cash position at 31st December 2022
•
$27.8m of liquidity initiatives or bridge financing is required to be secured prior to merger completion, assuming this occurs by 30 June 2023. In relation to this, the Company has identified $10.3m of potential liquidity improvement initiatives

•	One program entered production in early Q3 FY23 and production of the Corvette ZO6 wheel has recommenced in January 2023
•	Mega-line commissioning is on track. Two new moulding stations are in place and being commissioned

Merger proposal and US listing

On 30 November 2022, Carbon Revolution and TRCA announced (“Merger Announcement”) that they had entered into a binding business combination agreement (“BCA”) and accompanying scheme implementation deed (“SID”) to give effect to a transaction under which they would both be acquired by an Irish entity, Poppetell Limited (now renamed ‘Carbon Revolution Limited’) (“MergeCo”) (the “Transaction). Subject to Completion of the Transaction, MergeCo is expected to trade on either the New York Stock Exchange or Nasdaq by mid-CY2023.

The Transaction is anticipated to unlock critical investment capital to fund operations, capital expenditure and strategic growth opportunities. It is also expected to support the Company’s industrialisation activities and accelerate its planned path to profitability.

Since signing of the binding BCA and SID in November, the Company has been progressing actions required for completion of the Transaction, including preparation of the Registration Statement which is required to be lodged with the SEC. As described in the ASX announcement lodged earlier today with the subject “Re-audits of FY22 Financial Statements for inclusion in the Registration Statement on U.S. Form F-4 & Update on Bridge Financing”, a key part of these preparations is a re-audit of the Company’s FY21 and FY22 financial statements. The re-audit remains incomplete, and will remain incomplete, until the auditor is satisfied that sufficient bridge funding has been secured for the Company to reach completion of the Transaction (discussed further below).

Next steps include completion of the re-audit, finalisation and lodgment of the Registration Statement and completion of the extension of TRCA’s business combination deadline (discussed further in the Merger Announcement). The remainder of the conditions to completion of the Transaction set out in the Merger Announcement also require satisfaction or waiver, and subject to this, the Company expects to complete the merger by 30 June 2023.

Progress with liquidity improvement initiatives and bridge funding

The Company is continuing to work on a range of cash flow improvement initiatives to provide sufficient funding until the Transaction completes, including working with customers to reduce the Company’s working capital requirements for the short term.

In the Merger Announcement, the Company stated that it was pursuing a range of liquidity initiatives and is also reviewing a number of bridge financing options with up to $30m of bridge financing potentially required. The Company now estimates that it requires $27.8m of bridge financing or liquidity initiatives to be secured prior to completion of the Transaction assuming this occurs by 30 June 2023. In relation to this, the Company has identified potential liquidity improvement initiatives of $10.3m and the Company is working to secure these from the relevant stakeholders (primarily customers and existing financiers). Assuming these potential liquidity improvement initiatives are achieved, the Company requires an estimated $17.5m of bridge financing to reach Completion of the Transaction, assuming closing of the Transaction occurs by 30 June 2023. The Company has been discussing a range of short term bridge financing alternatives to meet this cash flow requirement with a number of stakeholders and potential financiers. The final form and amount of bridge financing will be determined based on availability and following the completion or otherwise of the potential liquidity improvement initiatives and subject to any changes in the Company’s financial projections and continued support from existing financiers. The Company estimates that, should any delays to Completion occur, it would require additional bridge funding of approximately $5m assuming a one-month delay to 31st July 2023. In particular, anticipated completion of the Transaction by 30 June 2023 assumes that the Company will obtain sufficient funding in the very near term to complete the re-audit referred to above.

Further, as discussed in the Merger Announcement, the Company may need to secure additional funding for the period after completion of the Transaction, as there is a possibility that there is little or no cash remaining in the SPAC’s trust account following redemptions and payment of Transaction expenses (and prior to the CEF (as defined in the Merger Announcement) becoming available).

Revenue

Quarterly revenue of $7.6 million was in line with the Company’s lowered expectation, representing a reduction of revenue of 33.1% over the prior corresponding period (pcp). Wheel sales volume was 2,442 and a relatively high average selling price of $3,121 was achieved, reflecting the product mix during the quarter.

As discussed in the Q1 FY23 4C, limited production of Corvette Z06 wheels took place during the quarter after supply chain challenges at GM led to the temporary reduction in wheel orders. The Corvette Z06 wheel is now back in production, the order profile has returned to expected levels and forecast customer demand for the wheel from Q3 onwards is strong.

Final sales of production wheels for the Ford GT program were made as that vehicle nears program completion and now enters the after sales stage as expected. The next wheel program with Ford to be in production will be the 2024 Mustang Dark Horse, with wheel production expected to commence in mid-2023. Sales to Ferrari continued to be strong in Q2 across all three Ferrari programs. With the initial pipeline fill for the two newer Ferrari programs having now been achieved, the Company expects a moderation of wheel sales to Ferrari in H2 FY23.

Customer Program Update

The Company welcomes the announcement by General Motors of the fitment of Carbon Revolution’s carbon fibre wheels on the 2024 Corvette E-Ray at that vehicle’s launch during January.  The E-Ray will be the first Corvette to utilise electric power in addition to its V8 engine, and the first all-wheel drive Corvette. This is the second Corvette model to feature the Company’s lightweight wheel technology. These five-spoke carbon fibre wheels, manufactured at the Company’s Waurn Ponds facility, will be available as an option on the 2024 Corvette C8 E-Ray. This additional vehicle variant forms part of Carbon Revolution’s existing five-spoke Corvette wheel program.

Carbon Revolution currently has 9 awarded programs (5 in production, 4 in development) with global OEMs, with a further 5 programs under engineering contracts. At the start of Q3 FY23, the Company commenced production of one program. The Company expects a further 2 programs will transition into production across the next 18 months.

Stage of Program Lifecycle Number of Programs			Current Quarter(1)	Prior (2)
Awarded programs in production			5	5
Programs in development	Awarded	Electric Vehicles	1	-
		Premium ICE Vehicles	3	4
	Under detailed design and engineering agreement	Electric Vehicles	3	4
		Premium ICE Vehicles	2	2
Total Active Programs			14	15
Programs in Aftersales			5	4
Total Lifetime Programs			19	19
(1)	As at date of this announcement, 31 January 2023; (2) As at date of previous announcement, 30 November 2022; ICE = equipped with internal combustion engine and includes hybrid vehicles.

Operational Progress

The product engineering and program management teams worked to very tight timelines leading up to Christmas to deliver wheel designs in conjunction with our customers to kick off long lead time tooling ahead of the break period.

The technology team also progressed well with changes to processes that drive efficiency and quality improvements in manufacturing. We expect to implement a new mould release agent in the Company’s Diamond Weave TechnologyTM process soon and a step change improvement in the surface preparation process before paint. We also continued rolling out injection process upgrades for the Company’s Diamond Weave TechnologyTM process, implemented a new lower cost paint masking process and a more reliable thermal barrier coating preparation process.

Plant facilities continued to run as expected during Q2 with the team focusing on quality, throughput and efficiency improvements, albeit with a lower level of production. Significant planned maintenance activities took place over the Christmas break. Particular attention was paid to the paint line ahead of the introduction of new wheel designs and paint finishes.

The Company is preparing for the expected increase in production levels during 2023 including the resumption of more normal wheel production for the Corvette Z06 wheels and the new wheel program launches for the 2024 Ford Mustang Dark Horse and another program. Development and launch activities for development programs are progressing well.

Mega-line project update

Mega-line commissioning has recommenced following the Christmas shutdown. At present the Mega-line is using the face lay-up, pre-heat, demould and tool management system in production. These systems are operating well, and we continue to systematically commission the overall line integration.

Rim lay-up and moulding are presently completed outside of the Mega-line using existing equipment and integrating modules of these processes into the Mega-line is currently underway. Key Christmas shutdown activities for integrating these processes included:

•
A further rim processing machine was relocated to its Mega-line configuration. This machine is a repurposing of an existing Gen-1 rim layup machine and complements the fully automatic operation of the Gen-3 machine. Commissioning commences shortly. The Gen-3 rim layup machine is planned to be in production by April, and our current plans show it running at expected rate by mid-2023.

•
Two new high-pressure mould stations are now in location in the Mega-line configuration, along with the associated tending robot. This moulding cell is now enclosed, and electrical, pneumatic and hydraulic services are being installed. The cell is expected to power-on in February and commence commissioning while the rest of the line runs.

Image: New mould stations located in the Mega-line configuration	Image: Automated demould cell shown during commissioning

A further $0.6m was spent on the Mega-line during the quarter ($14.8m on a cumulative basis). There are commitments for a further $4.8m for the Mega-line project.

Cash position

As of 31 December 2022, the Company’s cash balance was $14.1m. Net cash inflow of $3.2m for the quarter is a result of:

•	Net cash inflow from operating activities (including government grants) improved to $0.2m. Operating cashflows for the quarter were bolstered by the receipt of Government grants of $4m.
•
Net investing cash inflow (including government grant) of $6.3m arising primarily from the receipt of $9m from the MMI grant (this grant is classified as investing cashflow) offset by $1.4m investment in property, plant and equipment and $1.3m of investment in intangibles. The relatively low level of investment-related expenditure was largely due to the timing of Mega-line milestone payments falling outside of Q2 FY23 along with tight control of new investment spending.

•	Net cash outflow from financing activities of $3.3m consisted primarily of $3.1m of costs related to the proposed Transaction.

Further to the Company’s announcement earlier today with the subject “Re-audits of FY22 Financial Statements for inclusion in the Registration Statement on U.S. Form F-4 & Update on Bridge Financing” and as stated above, in connection with the Transaction, the Company’s auditor Deloitte Touche Tohmatsu (“Deloitte”), is undertaking a re-audit of the FY22 and FY21 financial statements in preparation for the listing of MergeCo on a U.S. stock exchange using the prescribed auditing standards of the U.S. Public Company Accounting Oversight Board (“PCAOB”). The audit remains incomplete, and will remain incomplete, until the auditor is satisfied that sufficient bridge funding has been secured to complete the Transaction (as discussed further above).

The re-audit of FY22 and FY21 financial statements resulted in a treatment change for a supplier financing arrangement which has been reflected in this 4C report in Q2 and a correction to Q1 is reflected in the year to date numbers. The change reflected in the year to date column (thereby impacting on Q1 numbers) is as follows:

•	An increase in “interest and other costs of finance paid” of $53k with a corresponding decrease of $53k to “administration and corporate costs” both of which are in operating activities.
•
An increase in proceeds from borrowings of $2.9m and an increase in repayment of borrowings of $2.2m within financing activities with a corresponding decrease to product and manufacturing operating costs of $0.7m within operating activities.

The Company has also adjusted the treatment of the intangibles for Q1 FY23 based on the re-audit, which is reflected in the low number of “other non current assets” within investing activities compared to the prior quarterly report. The change reflected in the year to date column (thereby impacting on Q1 numbers) is a reduction of investment in “other non-current assets” by $2.7m on intangibles with a corresponding increase to “supplier payments” in operating activities of $2.7m.

There is no change in total net cash flows or cash balances.

- ENDS -

Approved for release by the Board of Directors of Carbon Revolution Limited.

References to Dollars, dollars or $ mean Australian Dollars unless otherwise stated.

INVESTOR CONTACT

For further information, please contact:

Investors
Andrew Keys
Investors@carbonrev.com
M: +61 (0)400 400 380

Media
Media@carbonrev.com

INVESTOR BRIEFING

The accompanying investor and analyst briefing will be at 9.30am (AEDT) on Wednesday 1 February 2023. To pre-register for this event please use the following link:
https://carbonrev.zoom.us/webinar/register/WN_-6X75UzXQYaTUkU422W-4A

Registered participants will receive a calendar invite and meeting link (and dial in number if required) which is to be used when connecting. A recording of the briefing will be made available on the Carbon Revolution Investor Centre website:
https://www.carbonrev.com/annual-reports/results-presentations/

ABOUT CARBON REVOLUTION

Carbon Revolution is an Australian technology company, which has successfully innovated, commercialised and industrialised the advanced manufacture of carbon fibre wheels for the global automotive industry. The Company has progressed from single prototypes to designing and manufacturing high-performing wheels for some of the fastest street cars and most prestigious brands in the world. Carbon Revolution is creating a significant and sustainable advanced technology business that supplies its lightweight wheel technology to automotive manufacturers around the world.

For more information, visit carbonrev.com

Information about Proposed Business Combination

As previously announced, Carbon Revolution Limited (“CBR”, “Carbon Revolution” or the “Company”) (ASX: CBR) and Twin Ridge Capital Acquisition Corp. (“Twin Ridge” or “TRCA”) (NYSE: TRCA) have entered into a definitive business combination agreement and accompanying scheme implementation deed (“SID”) that is expected to result in Carbon Revolution becoming publicly listed in the U.S. via a series of transactions, including a scheme of arrangement. Upon closing of the transactions, the ordinary shares and warrants of the merged company, an Irish company also named Carbon Revolution Limited (formerly known as Poppetell Limited), that will become the parent company of the Company and Twin Ridge, are expected to trade on a national exchange in the United States, and Carbon Revolution’s shares shall be delisted from the ASX.

Additional Information about the Proposed Business Combination and Where to Find It

This communication relates to the proposed business combination involving Carbon Revolution Limited, an Australian public company with Australian Company Number (ACN) 128 274 653 listed on the Australian Securities Exchange (“CBR”), Twin Ridge Capital Acquisition Corp., a Cayman Islands exempted company (“TRCA”), Carbon Revolution Limited (formerly known as Poppetell Limited), a private limited company incorporated in Ireland with registered number 607450 (“MergeCo”), and Poppettell Merger Sub, a Cayman Islands exempted company and wholly-owned subsidiary of MergeCo (“Merger Sub”). In connection with the proposed business combination, MergeCo intends to file with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 (the “Registration Statement”), which will include a preliminary proxy statement of TRCA and a preliminary prospectus of MergeCo relating to the MergeCo Shares to be issued in connection with the proposed business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/final prospectus or any other document that MergeCo or TRCA has filed or will file with the SEC or send to its shareholders in connection with the proposed business combination. This communication does not contain all the information that should be considered concerning the proposed business combination and other matters and is not intended to form the basis for any investment decision or any other decision in respect of such matters.

BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, TRCA’S SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE AND ANY AMENDMENTS THERETO AND ANY OTHER DOCUMENTS FILED BY TRCA OR MERGECO WITH THE SEC IN CONNECTION WITH THE PROPOSED BUSINESS COMBINATION OR INCORPORATED BY REFERENCE THEREIN IN THEIR ENTIRETY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION WITH RESPECT TO THE PROPOSED BUSINESS COMBINATION BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED BUSINESS COMBINATION AND THE PARTIES TO THE PROPOSED BUSINESS COMBINATION.

After the Registration Statement is declared effective, the definitive proxy statement will be mailed to shareholders of TRCA as of a record date to be established for voting on the proposed business combination. Additionally, TRCA and MergeCo will file other relevant materials with the SEC in connection with the proposed business combination. Copies of the Registration Statement, the definitive proxy statement/final prospectus and all other relevant materials for the proposed business combination filed or that will be filed with the SEC may be obtained, when available, free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by TRCA or MergeCo may be obtained, when available, free of charge from TRCA at www.twinridgecapitalac.com. TRCA’s shareholders may also obtain copies of the definitive proxy statement/prospectus, when available, without charge, by directing a request to Twin Ridge Capital Acquisition Corp., 999 Vanderbilt Beach Road, Suite 200, Naples, Florida 60654.

No Offer or Solicitation

This communication is for information purposes only and is not intended to and does not constitute, or form part of, an offer, invitation or the solicitation of an offer or invitation to purchase, otherwise acquire, subscribe for, sell or otherwise dispose of any securities, or the solicitation of any vote or approval in any jurisdiction, pursuant to the proposed business combination or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. The proposed business combination will be implemented solely pursuant to the Business Combination Agreement and Scheme Implementation Deed, in each case, filed as exhibits to the Current Report on Form 8-K filed by TRCA with the SEC on November 30, 2022, which contains the full terms and conditions of the proposed business combination. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation of Proxies

This communication may be deemed solicitation material in respect of the proposed business combination. TRCA, CBR, MergeCo, Merger Sub and their respective directors and executive officers, under SEC rules, may be deemed to be participants in the solicitation of proxies from TRCA’s shareholders in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed business combination of TRCA’s directors and officers in TRCA’s filings with the SEC, including TRCA’s initial public offering prospectus, which was filed with the SEC on March 5, 2021, TRCA’s subsequent annual report on Form 10-K and quarterly reports on Form 10-Q. To the extent that holdings of TRCA’s securities by insiders have changed from the amounts reported therein, any such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies to TRCA’s shareholders in connection with the business combination will be included in the definitive proxy statement/prospectus relating to the proposed business combination when it becomes available. You may obtain free copies of these documents, when available, as described in the preceding paragraphs.

Forward-Looking Statements

All statements other than statements of historical facts contained in this communication are forward-looking statements. Forward-looking statements may generally be identified by the use of words such as “believe,” “may,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “should,” “would,” “plan,” “project,” “forecast,” “predict,” “potential,” “seem,” “seek,” “future,” “outlook,” “target” or other similar expressions (or the negative versions of such words or expressions) that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements include, but are not limited to, statements regarding the financial position, business strategy and the plans and objectives of management for future operations including as they relate to the proposed business combination and related transactions, pricing and market opportunity, the satisfaction of closing conditions to the proposed business combination and related transactions, the level of redemptions by TRCA’s public shareholders and the timing of the completion of the proposed business combination, including the anticipated closing date of the proposed business combination and the use of the cash proceeds therefrom. These statements are based on various assumptions, whether or not identified in this communication, and on the current expectations of CBR’s and TRCA’s management and are not predictions of actual performance. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as a guarantee, an assurance, a prediction or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and may differ from such assumptions, and such differences may be material. Many actual events and circumstances are beyond the control of CBR and TRCA.

These forward-looking statements are subject to a number of risks and uncertainties, including (i) changes in domestic and foreign business, market, financial, political and legal conditions; (ii) the inability of the parties to successfully or timely consummate the proposed business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect the combined company or the expected benefits of the proposed business combination, or that the approval of the shareholders of TRCA or CBR is not obtained; (iii) the ability to maintain the listing of MergeCo’s securities on the stock exchange; (iv) the inability to complete any private placement financing, the amount of any private placement financing or the completion of any private placement financing with terms unfavorable to you; (v) the risk that the proposed business combination disrupts current plans and operations CBR or TRCA as a result of the announcement and consummation of the proposed business combination and related transactions; (vi) the risk that any of the conditions to closing of the business combination are not satisfied in the anticipated manner or on the anticipated timeline or are waived by any of the parties thereto; (vii) the failure to realize the anticipated benefits of the proposed business combination and related transactions; (viii) risks relating to the uncertainty of the costs related to the proposed business combination; (ix) risks related to the rollout of CBR’s business strategy and the timing of expected business milestones; (x) the effects of competition on CBR’s future business and the ability of the combined company to grow and manage growth, establish and maintain relationships with customers and healthcare professionals and retain its management and key employees; (xi) risks related to domestic and international political and macroeconomic uncertainty, including the Russia-Ukraine conflict; (xii) the outcome of any legal proceedings that may be instituted against TRCA, CBR or any of their respective directors or officers, following the announcement of the proposed business combination; (xiii) the amount of redemption requests made by TRCA’s public shareholders; (xiv) the ability of TRCA to issue equity, if any, in connection with the proposed business combination or to otherwise obtain financing in the future; (xv) the impact of the global COVID-19 pandemic and governmental responses on any of the foregoing risks; (xvi) risks related to CBR’s industry; (xvii) changes in laws and regulations; and (xviii) those factors discussed in TRCA’s Annual Report on Form 10-K for the year ended December 31, 2021 and subsequent Quarterly Reports on Form 10-Q, in each case, under the heading “Risk Factors,” and other documents of TRCA or MergeCo to be filed with the SEC, including the proxy statement / prospectus. If any of these risks materialize or TRCA’s or CBR’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither TRCA nor CBR presently know or that TRCA and CBR currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect TRCA’s and CBR’s expectations, plans or forecasts of future events and views as of the date of this communication. TRCA and CBR anticipate that subsequent events and developments will cause TRCA’s and CBR’s assessments to change. However, while TRCA and CBR may elect to update these forward-looking statements at some point in the future, each of TRCA, CBR, MergeCo and Merger Sub specifically disclaim any obligation to do so, unless required by applicable law. These forward-looking statements should not be relied upon as representing TRCA’s and CBR’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements.

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Name of entity
Carbon Revolution Ltd
ABN	Quarter ended (“current quarter”)
96 128 274 653	31 December 2022

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
1.	Cash flows from operating activities

1.1	Receipts from customers	13,009	29,903
1.2	Payments for:
	(a) research and development	(1,305)	(3,604)
	(b) product manufacturing and operating costs	(7,968)	(18,873)
	(c) advertising and marketing	(15)	(43)
	(d) leased assets	(24)	(97)
	(e) staff costs	(6,940)	(12,802)
	(f) administration and corporate costs	(833)	(2,679)
1.3	Dividends received (see note 3)	-	-
1.4	Interest received	18	37
1.5	Interest and other costs of finance paid	(413)	(783)
1.6	Income taxes paid	-	-
1.7	Government grants and tax incentives	4,680	5,285
1.8	Other (provide details if material)	-	-
1.9	Net cash from / (used in) operating activities	209	(3,656)

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire:
	(a) entities	-	-
	(b) businesses (see item 10)	-	-
	(c) property, plant and equipment	(1,380)	(5,914)
	(d) investments	-	-
	(e) intellectual property	-	-
	(f) other non-current assets	(1,330)	(2,510)
2.2	Proceeds from disposal of:
	(a) property, plant and equipment	-	-
	(b) businesses (see item 10)	-	-
	(c) investments	-	-
	(d) intellectual property	-	-
	(e) other non-current assets	-	-
2.3	Cash flows from loans to other entities	-	-
2.4	Dividends received (see note 3)	-	-
2.5	Other (MMI grant)	9,000	9,000
2.6	Net cash from / (used in) investing activities	6,290	576

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)	-	-
3.2	Proceeds from issue of convertible debt securities	-	-
3.3	Proceeds from exercise of options	-	-
3.4	Transaction costs related to issues of equity securities, or convertible debt securities	(3,144)	(3,144)
3.5	Proceeds from borrowings	8,093	15,505
3.6	Repayment of borrowings	(8,156)	(17,943)
3.7	Transaction costs related to loans and borrowings	-	-
3.8	Dividends paid	-	-

Consolidated statement of cash flows		Current quarter $A’000	Year to date (6 months) $A’000
3.9	Other (provide details if material)	(48)	(191)
3.10	Net cash from / (used in) financing activities	(3,255)	(5,773)

4.	Net increase / (decrease) in cash and cash equivalents for the period	3,244	(8,853)
4.1	Cash and cash equivalents at beginning of period	10,686	22,693
4.2	Net cash from / (used in) operating activities (item 1.9 above)	209	(3,656)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	6,290	576
4.4	Net cash from / (used in) financing activities (item 3.10 above)	(3,255)	(5,773)
4.5	Effect of movement in exchange rates on cash held	148	238
4.6	Cash and cash equivalents at end of period	14,078	14,078

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	14,078	22,693
5.2	Call deposits	-	-
5.3	Bank overdrafts	-	-
5.4	Other (provide details)	-	-
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	14,078	22,693

6.	Payments to related parties of the entity and their associates	Current quarter $A'000
6.1	Aggregate amount of payments to related parties and their associates included in item 1	336
6.2	Aggregate amount of payments to related parties and their associates included in item 2	0

Description & explanation of payments above:

Comprises Non-Executive and Executive Directors fees inclusive of superannuation for the quarter. No other payments made to related parties or their associates.

7.	Financing facilities available Add notes as necessary for an understanding of the position	Total Facility amount at quarter end $A’000	Amount drawn at quarter end $A’000
7.1	Loan facilities	6,500	6,500
7.2	Credit standby arrangements	0	0
7.3	Other	18,832	14,081
7.4	Total financing facilities	25,332	20,581
7.5	Unused financing facilities available at quarter end	4,751	N/A
7.6
Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well

Loan facilities totalling $25.3m comprise:
•
Secured loan with Export Finance Australia of $6.5m (initially $13m) at an interest rate 8.75% per annum, payable quarterly. Principal repayable over 4 years quarterly. The loan balance is $6.5m as at 31 December 2022.

•
The Company has a $8m working capital financing facility in place. This facility is secured over the applicable trade receivables. As of 31 December 2022, the Company had drawn down upon $3.2m of this facility.

•	The Company has entered a line of credit facility of $8m with Export Finance Australia. As of 31 December 2022, $4m was drawn down. Drawdown of the remaining $4m is conditional upon agreed milestones.

•	The Company has a supplier financing arrangement in place with $6.8m drawn down as of 31 December 2022. This facility was previously recorded as a trade payable.

There is also one lease agreement in place, being:
•	Monthly rental of the production facility in Waurn Ponds (10 year lease with current monthly lease payments of $77,165)

8.	Estimated cash available for future operating activities	$A’000
8.1	Net cash from/(used in) operating activities (item 1.9)	209
8.2	Cash and cash equivalents at quarter end (item 4.6)	14,078
8.3	Unused finance facilities available at quarter end	4,751
8.4	Total available funding (item 8.2 + item 8.3)	18,829
8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)	n/a
8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:
1.	Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Not applicable

2.
Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Not applicable

3.	Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Not applicable

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.
2	This statement gives a true and fair view of the matters disclosed.

Date:	31 January 2023

Authorised by:	The Board of Carbon Revolution Ltd

Notes
1.
The quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.
If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.
4.
If this report has been authorised for release to the market by your board of directors, you can insert here “By the Board”.  If it has been authorised for release to the market by a committee of your Board of Directors, you can insert here “By the [name of the board committee  - eg Audit and Risk Committee]”.  If it has been authorised for release to the market by a disclosure committee, you can insert here “By the Disclosure Committee”

5.
If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with Recommendation 4.2 of the ASX Corporate Governance Council, Corporate Governance Principles and Recommendations, the Board should have received a declaration from its CEO and CFO that in their opinion, the financial records of the entity have been properly maintained, that the report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.